March 13, 2025

Colbert Narcisse
Senior Executive Vice President
TIAA Real Estate Account
730 Third Avenue
New York, NY 10017-3206

       Re: TIAA Real Estate Account
           Registration Statement on Form S-1
           Filed March 7, 2025
           File No. 333-285628
Dear Colbert Narcisse:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Harry Eisenstein, Esq.